CAPITAL GROWTH SYSTEMS, INC.

500 W. Madison Street, Suite 2060

Chicago, Illinois 60661

March 4, 2009

Ms. Ta Tanisha Meadows

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Capital Growth Systems, Inc.
File No. 0-30831
Form 8-K filed October 15, 2008
Item 4.01

Dear Ms. Meadows:

This letter sets forth the response of Capital Growth Systems, Inc. (the “Company”) to the comments, dated January 2, 2009, of the staff of the Division of Corporation Finance (the “Staff”) to the Amendment No. 1 to a Current Report filed on Form 8-K/A on December 31, 2008. Contemporaneously with this letter, the Company has filed a Form 8-K/A with respect to the change in independent accountant. In order to ease your review, we have repeated each comment in its entirety.

1.	WE REVIEWED YOUR RESPONSE TO COMMENT NUMBERS ONE AND FIVE IN OUR LETTER DATED OCTOBER 17, 2008 AND THE REVISIONS TO YOUR DISCLOSURE. IT APPEARS THAT YOU CONSIDER THE MATERIAL WEAKNESSES IN INTERNAL CONTROL OVER FINANCIAL REPORTING FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 REPORTABLE EVENTS AS DEFINED IN ITEM 304 (a)(v) OF REGULATION S-K. AS SUCH, PLEASE CLARIFY YOUR DISCLOSURE IN THE SIXTH AND EIGHTH PARAGRAPHS TO ADDRESS BOTH FISCAL YEARS. ALSO, PLEASE TELL US WHETHER THERE WERE ANY REPORTABLE EVENTS DURING THE SUBSEQUENT INTERIM PERIOD THROUGH NOVEMBER 14, 2008. IF SO, PLEASE DISCLOSE THE INFORMATION REQUIRED BY PARAGRAPHS (a)(1)(v) OF REGULATION S-K WITH RESPECT TO THE SUBSEQUENT INTERIM PERIOD. OTHERWISE, GIVEN YOUR PRESENT DISCLOSURE, IT MAY BE APPROPRIATE TO STATE THAT THERE WERE NO REPORTABLE EVENTS DURING THE SUBSEQUENT INTERIM PERIOD THROUGH NOVEMBER 14, 2008.

SEC Division of Corporation Finance

March 4, 2009

The Company has clarified its disclosures to address both years in the identified paragraphs. In addition, the Company has disclosed that there were no reportable events in the subsequent interim period through November 14, 2008.

2.	PLEASE NOTE THAT YOU ARE REQUIRED TO FILE AN UPDATED LETTER FROM PLANTE STATING WHETHER THE FIRM AGREES WITH THE STATEMENTS MADE IN AMENDMENTS TO THE FILING AND, IF NOT, STATING THE RESPECTS IN WHICH THE FIRM DOES NOT AGREE. REFER TO ITEMS 304(a)(3) AND 601(b)(16) OF REGULATION S-K.

In the Form 8-K/A filed today, the Company has attached (as an Exhibit) an updated letter from Plante stating that the firm agrees with the statements made therein.

In response to the Staff’s request in your letter dated January 2, 2009, Capital Growth Systems, Inc. hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The Company has attached a document marked to highlight the changes made to the previous Form 8-K/A.

Very truly yours, CAPITAL GROWTH SYSTEMS, INC.

By:	/s/ Jim McDevitt
Jim McDevitt, Chief Financial Officer

attachment: comparison of first amendment to second amendment of Item 4.01

EXPLANATORY NOTE

This Amendment No. ~~1~~2 to a Current Report on Form 8-K/A (this “Amendment”) is being filed by Capital Growth Systems, Inc. (the “Company”) in response to comments provided by the staff of the Division of Corporate Finance of the Securities and Exchange Commission~~. The Amendment provides~~ and to clarify and/or update certain ~~clarifications to~~ information contained in the Company’s Form 8-K filed with the SEC on October 15, 2008 and Amendment No. 1 to a Current Report on Form 8-K/A filed with the SEC on December 31, 2008.

Item 4.01	Change in Registrant’s Certifying Accountant.

As previously reported, the chairman of the audit committee of the Company received a notice dated October 8, 2008 from Plante & Moran PLLC (“Plante”), the Company’s independent registered public accounting firm at the time, indicating that Plante did not intend to stand for re-election with respect to the audit of the December 31, 2008 consolidated financial statements and, effective upon the earlier of November 15, 2008 or the filing of the Company’s Form 10-Q for the quarter ended September 30, 2008, Plante’s relationship with the Company would end. The report issued by Plante in connection with the audit of the Company for the years ended December 31, 2007 and December 31, 2006 expressed an unqualified opinion and included an explanatory statement wherein Plante expressed substantial doubt about the Company’s ability to continue as a going concern.

~~As a matter of clarification,~~ Plante did not express an adverse opinion or a disclaimer of opinion nor was its report modified as to uncertainty, audit scope, or accounting principles.

~~As previously reported, with~~With respect to the years ended December 31, 2007 and 2006 and through June 30, 2008, there were no disagreements with Plante on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Plante’s satisfaction, would have caused them to make reference thereto in connection with the audited or interim financial statements for the periods ended December 31, 2007 and June 30, 2008, respectively.

~~As a matter of clarification, the~~ The representations in the previous paragraph extend through August 14, 2008 (the date Plante completed its audit-related work with respect to the Company’s 2007 Annual Report), October 8, 2008 (the date of Plante’s notice), and November 14, 2008 (the date of the filing of the Company’s Quarterly Report for September 30, 2008 and Plante’s review thereof). Effective November 14, 2008, Plante’s relationship with the Company ended.

~~During the year~~As a matter of clarification, during the years ended December 31, 2007 and 2006, there were no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K) except for the following material weaknesses.

As ~~previously reported, and as~~ stated in the Company’s Form 10-KSB/A for the year ended December 31, 2007, management conducted an assessment of internal control over financial reporting as of December 31, 2007, as required under Section 404 of the Sarbanes-Oxley Act of 2002. The assessment was conducted using the criteria in Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, the Company’s management identified three material weaknesses with respect to the internal controls over financial reporting: (i) the Company did not maintain a majority of independent directors and its Board of Directors did not have a designated financial expert; (ii) staff and systems had not yet been deployed in a manner that allows for the desired level of segregation of duties to operate and be documented in a manner sufficient to meet Sarbanes-Oxley standards that will need to be evidenced in the near term; and (iii) the contingent terms of previous financing transactions had not been adequately analyzed in light of the volume of increasingly complex accounting and reporting standards issued by various promulgating bodies. As reported in the Company’s Form 10-KSB for the year ended December 31, 2006, management conducted an evaluation of the effectiveness and the design and operation of disclosure controls and procedures as of December 31, 2006, as required by Rule 13a-15(b) under the Exchange Act. Based on the evaluation, the Company concluded that the following material weakness existed. During the third and fourth quarters of 2006, the Company completed the acquisitions of 20/20 Technologies, CentrePath, and Global Capacity Group. Since these entities have limited resources for processing accounting information and financial reporting, management concluded that a material weakness existed related to proper segregation of duties at these locations.

As a matter of clarification, during the interim period ended November 14, 2008, there were no "reportable events" (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

As a matter of clarification~~,~~ and as stated in the Company’s ~~Form~~Forms 10-KSB/A and 10-KSB for the ~~year~~years ended December 31, 2007 and 2006, respectively, the evaluation discussed above was conducted under the supervision and with the participation of the Company’s management, including its chief executive officer and chief financial officer. In addition, in each case where material weaknesses were identified, the audit committee discussed the subject matter of these events with Plante. The Company has authorized Plante to respond fully to the inquiries of the Company’s successor independent registered public accountant with respect to these events.

The Company provided Plante a copy of this Report on Form 8-K/A and requested Plante to furnish it with a letter addressed to the SEC stating whether Plante agrees with the above statements made by the Company. A copy of Plante’s letter stating its agreement, dated ~~December 30, 2008,~~ March 4, 2009, is filed as Exhibit 16.1 to this Form 8-K/A.

~~As a matter of clarification, the Company will file a Form 8-K regarding engagement of its new independent registered public accounting firm upon completion of the current selection and acceptance process, which includes approval by the Company’s Board of Directors.~~

On February 27, 2009, the Company engaged BDO Seidman, LLP (“BDO”) as its new independent registered public accounting firm. The engagement of BDO was approved by the Audit Committee of the Company’s Board of Directors. During the Company’s two most recent fiscal years ended December 31, 2008 and 2007 and through February 27, 2009, neither the Company nor anyone acting on its behalf consulted with BDO regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report was provided to the Company or oral advice was provided that BDO concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).